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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CROFF ENTERPRISES, INC.

(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

227055100

(CUSIP Number)

ROBIN N. TJON

345 North Maple Drive, Suite 208

Beverly Hills, CA 90210

(424) 239-6781

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JULY 27, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 227055100

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons TJON, ROBIN N.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,108,107
8. Shared Voting Power -0-
9. Sole Dispositive Power 4,108,107
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,108,107
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) 27.00%
14.	Type of Reporting Person IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.10 par value, of Croff Enterprises, Inc., a Utah corporation (“Company”). The address of the principal executive office of the Company is 345 North Maple Drive, Suite 208, Beverly Hills, CA 90210.

Item 2.	Identity and Background.

Robin N. Tjon is the Secretary and a director of the Company. She is also the President and sole director of Seatac Digital Resources, Inc., a principal vendor of the Company. Her address is 345 North Maple Drive, Suite 208, Beverly Hills, CA 90210.

During the last five years, Ms. Tjon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Ms. Tjon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Ms. Tjon is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

OO-Other. On July 27, 2009, a closing was held on the Agreement and Plan of Reorganization (the “Agreement”) with AMHN Acquisition Corp., a newly formed Delaware corporation and wholly owned subsidiary of Croff (“Merger Sub”), America’s Minority Health Network, Inc., a Delaware corporation (“America’s Minority Health Network”) and the major shareholders of the American’s Minority Health Network (the “Major Shareholders”). The terms of the Agreement provide for (i) the transfer of 100% of the issued and outstanding shares of common stock of America’s Minority Health Network in exchange for the issuance to the shareholders of American’s Minority Health Network of an aggregate of 13,693,689 shares of common stock of Croff (the “Croff Common Stock”) at a conversion ratio where one share of America’s Minority Health Network is converted into 13,693.689 shares of Croff; (ii) the resignations of Croff’s officers and directors prior to the consummation of the Agreement and the election and appointment of officers and directors as directed by America’s Minority Health Network; and (iii) America’s Minority Health Network to become a wholly owned subsidiary of Croff. The transaction is more fully outlined in the Form 8-K filed by the Company with the Securities and Exchange Commission on July 30, 2009.

As a Major Shareholder of America’s Minority Health Network, Ms. Tjon was entitled to and did receive 4,108,107 shares of Croff Common Stock upon the closing of the transaction which shares were issued in the name of Seatac Digital Resources, Inc. Taking into consideration the transaction outlined above, neither Ms. Tjon nor Seatac Digital Resources, Inc. owned shares in the Company’s Common Stock prior to the closing of the transaction, and after the closing of the transaction, Ms. Tjon beneficially owned 27.00% of the Company’s 15,215,210 issued and outstanding shares.

Additional provisions of the Agreement called for the resignations of all directors and executive officers of the Company prior to the transaction and the election and appointment of new directors and executive officers. As such, Ms. Tjon became the Company’s Secretary and a director of the Company.

Item 4.	Purpose of Transaction.

See Item 3 above.

Ms. Tjon is aware that the Company intends to change its name from Croff Enterprises, Inc. to America’s Minority Health Network, Inc. in the near future.

Other than as outlined above, Ms. Tjon has no plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, any material change in the present capitalization or dividend policy of the issuer, any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Croff Enterprises, Inc.

(a) Robin Tjon indirectly owns 4,108,107 common shares, representing 27.00% of the class.

(b) Robin Tjon has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 4,108,107 shares of common stock owned by Seatac Digital Resources, Inc. (See Rows 7-10 of the cover page.)

(c) Please see Items 3 and 4 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Croff Enterprises, Inc.

Except for the transaction outlined in Item 3 above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2009	By:	/s/ Robin Tjon
Robin Tjon

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